

SECURI 03053461 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 039991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BACK BAY CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 CAMINO DEL RIO SOUTH, SUITE 310
(No. and Street)

SAN DIEGO (City) CA (State) 92108 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAY 29 2003 WASH. D.C. 183 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALBERT CARAZOLEZ 800-570-0567
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SUSSMAN, STEPHEN, J.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALBERT CARAZOLEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BACK BAY CAPITAL, INC., as of MARCH 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CARLOS A. ROMERO
Commission # 1304158
Notary Public - California
San Diego County
My Comm. Expires

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BACK BAY CAPITAL, INC.

FINANCIAL STATEMENTS

MARCH 31, 2003

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Back Bay Capital, Inc.
San Diego, CA

We have audited the accompanying statement of financial condition of Back Bay Capital, Inc. (the Company) as of March 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Back Bay Capital, Inc. at March 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 16, 2003

BACK BAY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash	$	85
Receivable from broker-dealers		15
Deposit with clearing organization		22,907
Prepaid expenses		4,862
Total assets	$	27,869

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	4,500
Accounts payable		6,717
		11,217
Stockholders' equity:		
Common stock, $10 par value, 1,000 shares authorized; 102 shares issued and 4 outstanding		40
Additional paid-in capital		778,222
Treasury stock at cost - 98 shares		(598,040)
Accumulated deficit		(163,570)
Total stockholders' equity		16,652
Total liabilities and stockholders' equity	$	27,869

BACK BAY CAPITAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2003

REVENUE:	
Commissions	$ 99,226
Interest and dividends	197
	99,423
OPERATING EXPENSES:	
Commission expense	54,348
Clearance fees	25,100
Communications and data processing	1,125
Occupancy	850
Other expenses	36,929
Total operating expenses	118,352
NET INCOME (LOSS)	(18,929)

The accompanying notes are an integral part of these financial statements.

BACK BAY CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2003

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit
Balance at March 31, 2002	$ 40	$ 767,912	$ (598,040)	$ (144,641)
Additional paid-in capital		10,310		
Net income (loss)				(18,929)
Balance at March 31, 2003	$ 40	$ 778,222	$ (598,040)	$ (163,570)

The accompanying notes are an integral part of these financial statements.

BACK BAY CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2003

Cash flows from operating activities:		
Net income (loss)		$ (18,929)
Adjustments to reconcile net income to net cash used by operating activities:		
Decrease (increase) in operating assets and increase (decrease) in operating liabilities:		
Receivable from broker-dealers	13,650	
Income tax refund receivable	1,666	
Deposits with clearing organizations	(196)	
Prepaid expenses	(1,516)	
Accounts payable and accrued expenses	5,155	
Commissions payable	(10,222)	
Total adjustments		8,537
Net cash used by operating activities		(10,392)
Cash flows from investing activities:		
None	-	
Cash flows from financing activities:		
Additional paid-in capital	10,310	
Net cash provided by financing activities		10,310
Decrease in cash		(82)
Cash at March 31, 2002		167
Cash at March 31, 2003		$ 85

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest expense	$ 13
Income taxes	$ -

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

BACK BAY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003

NOTE 1 - INCORPORATION

The Company was incorporated under the laws of the State of Alabama on February 25, 1980 with total authorized common stock of 1,000 shares at $10 par. On March 28, 1988, an amendment to the Certificate of Incorporation included the services of broker-dealers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of current taxes and the tax benefit of the net operating loss carryback.

NOTE 3 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commissions' (SEC) regulations and operating guidelines, that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $11,332 at March 31, 2003, which exceeded required net capital of $5,000 by $6,332. The ratio of aggregate indebtedness to net capital at March 31, 2003 was 99.0%.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counter-parties. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

BACK BAY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

MARCH 31, 2003

NOTE 5 - INCOME TAXES

The Company's deferred tax assets of approximately $32,000 consist principally of the tax effect of both federal and state net operating loss carryforwards of approximately $136,000; such loss carryforwards expire in 2022, 2021 and 2020. The Company has recorded a full valuation allowance against the net asset. The Company did not pay any income taxes in the fiscal year 2002.

BACK BAY CAPITAL, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED MARCH 31, 2003

SCHEDULE I

BACK BAY CAPITAL, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

MARCH 31, 2003

Total ownership equity from statement of financial condition	$ 16,652
Total nonallowable assets from statement of financial condition	4,862
Net capital before haircuts on securities positions	11,790
Haircuts on securities	-
Net capital	$ 11,790
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 11,217
Total aggregate indebtedness	$ 11,217
Percentage of aggregate indebtedness to net capital	95.1%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 748
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 6,790
Excess net capital at 1000%	$ 10,668

There were no material differences between the audited and un-audited computation of net capital

SCHEDULE II

BACK BAY CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2003

Back Bay Capital, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Back Bay Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Back Bay Capital, Inc. (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 16, 2003